

Mail Stop 3720

April 26, 2016

Dinesh C. Paliwal
Chief Executive Officer
Harman International Industries, Inc.
400 Atlantic Street, Suite 1500
Stamford, CT 06901

> **Re: Harman International Industries, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 7, 2015**
> **File No. 001-09764**

Dear Mr. Paliwal:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

General

1.   You state on pages 10 and 121 that BMW, Fiat Chrysler Automobiles, the Volkswagen Group and Toyota/Lexus are your key customers, and that these companies will continue to account for a significant portion of your net sales and net accounts receivable for the foreseeable future. We are aware of publicly available information indicating that BMW, Fiat, Volkswagen and Toyota vehicles have been sold in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct

or indirect arrangements, including whether the referenced companies incorporate your products or technology into vehicles they have sold or sell in Syria or Sudan. Your response should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Business

Innovation and technological expertise, page 5

3. We note that future awarded business, cumulatively estimated at $23 billion, is primarily based on written award letters from your customers and to validate these awards, Harman uses various assumptions including "customer take rates." Please define the metric "customer take rate."

Risk Factors

Increased information technology security requirements…, page 16

4. We note that your recent acquisition of Symphony Teleca Corporation will allow you to accelerate the development of solutions for the connected car and for a broader set of industries and markets. We further note that 68 percent of your net sales were to automobile manufacturers and that Fiat Chrysler recalled 1.4 million Dodge, Jeep, and Chrysler vehicles after a flaw in the Uconnect system was identified. Please tailor your risk factor disclosure and expand your discussion of cybersecurity issues to discuss the impact of any known trends and uncertainties relating to actual cyber hacks and vulnerabilities.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

5.   In your various quarterly earnings calls, we note your discussion of SOP expansion and acceleration and how both positively impacted your growth. Tell us how you define this term and whether its impact is discussed in your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications